February 11, 2016

Ms. Mara L. Ransom

Assistant Director, Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	ZAGG Inc

Registration Statement on Form S-3

Filed November 25, 2015

File No. 333-208213

Dear Ms. Ransom,

In response to your letter dated December 9, 2015, ZAGG Inc, a Nevada corporation (the “Company,” “we,” “us” or “our”), has prepared the following responses to your comments based on your consideration of our Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Registration Statement”). Please note that on February 1, 2016, the address of our corporate headquarters changed to 910 West Legacy Center Drive, Suite 500, Midvale, Utah 84047. The address change is reflected in the Amendment (as defined below).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our corresponding responses.

Comments and Responses:

Selling Shareholders, page 8

1.	Please revise your disclosure to identify in the registration statement the person or persons who have voting or investment control over the company’s securities that are owned by Genesis Select Corporation and NLU Products, L.L.C. Refer to Item 507 of Regulation S-K and Question 140.02 in our Compliance and Disclosure Interpretations (Regulation S-K).

In accordance with the Staff’s comment, we have filed an amendment to the Registration Statement (the “Amendment”) which identifies the person or persons who have voting or investment control over the Company’s securities that are owned by Genesis Select Corporation and NLU Products, L.L.C.

Plan of Distribution, page 10

2.	It appears that one of your selling shareholders, Bud Zuckerman, is a broker-dealer. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation and revise your prospectus accordingly. Please tell us whether any of your other selling shareholders are broker-dealers or affiliates of broker-dealers. For those selling shareholders that are affiliates of a broker-dealer, please state whether (i) each seller purchased the securities in the ordinary course of business and (ii) at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder is unable to make these representations, the prospectus should state that the selling shareholder is an underwriter.

In accordance with Staff’s comment, we have confirmed that Budd Zuckerman is a broker-dealer and that the warrants issued to him by the Company as described in the Registration Statement were not issued as underwriting compensation. Accordingly, in the Amendment, we have identified Budd Zuckerman as a broker-dealer and as an underwriter with respect to the shares being registered for resale thereunder, which were issued to Mr. Zuckerman upon exercise of the warrants to purchase the Company’s common stock described in the Registration Statement.

We have also determined that Genesis Select Corporation (“GSC”) is an affiliate of a broker-dealer; however, because GSC has not yet purchased the securities being registered for re-sale by exercising the applicable warrants, we are not able to make the requested statements. That said, we have included the following statement in the Amendment to address Staff’s comment: “GSC is not a broker-dealer, but is an affiliate of a broker-dealer. As such, to the extent GSC continues to be an affiliate of a broker-dealer at the time of purchase of the shares to be issued upon exercise of the warrants, and (i) does not purchase the shares in the ordinary course of business, or (ii) has any agreements or understandings, directly or indirectly, with any person to distribute such shares, GSC will be deemed an underwriter with regard to such shares.”

Finally, we have confirmed that, other than Mr. Zuckerman and GSC, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. Please note that since the initial filing of the Registration Statement, three of the identified selling shareholders (Matt Selinger, Isaac Stokes and Brandon O’Brien) have notified us of their election not to have their shares included in the Registration Statement. As such, they have been removed from the Amendment. Additionally, please note that following the initial filing of the Registration Statement, Mr. Zuckerman and Kim Rogers exercised their warrants as described in the Amendment.

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Exhibit 5.1

3.	We note that counsel’s opinion opines as to the validity of the Primary Securities and the Warrant Shares, but does not appear to opine as to the validity of those Secondary Securities which are not Warrant Shares. Please obtain a revised opinion that addresses whether the shares of common stock being sold by selling stockholders that are currently outstanding have been legally issued and are fully paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19.

In accordance with Staff’s comment, we have filed a revised legal opinion that addresses whether the Secondary Securities which are not Warrant Shares have been legally issued and are fully paid and non-assessable.

4.	Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

We hereby undertake to file as an exhibit to the Registration Statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

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Should you have any additional questions, please contact me by phone at (801) 263-0699 or e-mail at brad.holiday@zagg.com. We will be pleased to provide any additional information that may be necessary.

Very truly yours,

ZAGG Inc

By:	/s/ Bradley J. Holiday
Name:	Bradley J. Holiday
Title:	Chief Financial Officer

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